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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*



PRICE COMMUNICATIONS CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

7414377305
(CUSIP Number)

Steven A. Cohen, S.A.C. Capital Management, L.P.
520 Madison Avenue, 7th Floor, New York, New York 10022
(212) 826-6800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 1, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

CUSIP No. 7414377305   Page 2 of 4 Pages

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S.A.C. CAPITAL MANAGEMENT, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E) /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     None

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON*

     PN

The Schedule 13D, dated November 4, 1994, and the Amendments to the Schedule 13D, dated December 6, 1994 and January 12, 1995 respectively, filed by S.A.C. Capital Management, L.P. ("SAC") ith respect to the common stock, $0.01 par value per share (the "Common Stock") of Price Communications Corporation, a New York corporation (the "Company"), are hereby amended as set forth below.

Item 1.  Security and Issuer

No amendment.

Item 2.  Identity and Background

No amendment.

Item 3.  Source and Amount of Funds or other Consideration

Not applicable.

Item 4.  Purpose of Transaction

In a private transaction SAC sold all of the 862,300 shares of Common Stock to the Company on Februry 1, 1995 for an aggregate purchase price of $6,575,037.50 ($7.625 per share) pursuant to the Purchase Agreement dated January 12, 1995 by and between SAC and Robert Price, President, Chief Executive
Officer and Treasurer of the Company.

Items 5.  Interest in Securities of the Issuer

(a)  Not applicable.

(b)  Not applicable.

(c) In a private transaction SAC sold all of the 862,300 shares of Common Stock to the Company on Februry 1, 1995 for an aggregate purchase price of $6,575,037.50 ($7.625 per share) pursuant to the Purchase Agreement dated January 12, 1995 by and between SAC and Robert Price, President, Chief Executive Officer and Treasurer of the Company.

(d)  No amendment.

(e) SAC ceased to be the beneficial owner of more than five percent of the Common Stock on February 1, 1995.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

No amendment.

Item 7.  Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 1995

S.A.C. Capital Management, L.P.

By:  Lawson Capital Management, Inc.
     as General Partner

     By:  /s/ STEVEN A. COHEN
          Steven A. Cohen, President